

K.W. 3|9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8-	4 80 93

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____ AND ENDING_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPP Capital Partners LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_____

(No. and Street)

_____

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman

(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue   New York   10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
DECEMBER 31, 2014

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 7



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
SPP Capital Partners, LLC

We have audited the accompanying statement of financial condition of SPP Capital Partners, LLC as of December 31, 2014. This financial statement is the responsibility of SPP Capital Partners, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SPP Capital Partners, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2015

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 3,094,154
Fees and other receivables	227,806
Furniture, equipment and leasehold improvements	83,060
Other assets	104,725
TOTAL ASSETS	**$3,509,745**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,138,580
Deferred rent	129,633
Subordinated loan	1,100,000
Total liabilities	3,368,213
Commitments and contingencies (Note 9)	
Member's equity	141,532
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 3,509,745**

NOTE 1. **ORGANIZATION AND NATURE OF BUSINESS**

SPP Capital Partners, LLC (the "Company") is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in investment banking activities, which include private placements and underwriting of securities and corporate finance advisory services.

The Company does not hold funds or securities for, or owe any money or securities to, customers, and does not carry accounts of, or for, customers. Accordingly, the Company is exempt from the provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph (k)(2)(ii).

The Company is a wholly-owned subsidiary of SPP Holdings, LLC (the "Parent").

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Pursuant to the Company's limited liability company agreement, the Company will dissolve on December 31, 2048, or at such earlier time as determined by the member.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Revenue recognition
Corporate finance fees on private placements or securities underwriting are recorded when earned, which is generally at the time a transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing. Fees receivable include reimbursable expenses allowed under the terms of advisory services agreements. Service fees earned are based on an agreement with an affiliate (see Note 7).

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fees receivable
Fees receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company's customers was to deteriorate, adversely affecting their ability to make payments, additional allowances would be required.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Fees receivable (continued)
Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

No allowance for uncollectible accounts has been provided since management believes that all receivables at December 31, 2014, are collectible.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over their estimated useful lives of five years. Amortization of leasehold improvements is on a straight-line method over the term of the lease.

Subsequent events
The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

NOTE 3. **FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS**

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2014:

Furniture and fixtures	$	90,080
Computer equipment		147,414
Leasehold improvements		90,082
		327,576
Less: accumulated depreciation and amortization		(244,516)
	$	83,060

NOTE 4. **ACCOUNTS PAYABLE AND ACCRUED EXPENSES**

Accounts payable and accrued expenses consisted of the following at December 31, 2014:

Employee and member bonuses accrued	$	1,932,238
Other operating expenses accrued		143,923
Tax equalization due members		62,419
	$	2,138,580

NOTE 5.   SUBORDINATED BORROWINGS

The subordinated loan from the Parent bears interest at a rate equal to the prevailing prime rate of interest plus 1%; however, the rate on the loan has a floor of 10.5% and a ceiling of 12.5%. At December 31, 2014, the rate on the loan was 10.5%.

The subordinated loan, which matures on October 6, 2018, has been approved by FINRA and is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6.   EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan, the SPP Capital Partners, LLC Pension Plan (the "Plan"), which includes a profit-sharing plan covering all eligible employees. The Company contributes up to a maximum of 3% of an employee's base salary, dependent upon the employee also making elective salary deferrals. The Company may also make discretionary contributions to the Plan. Employees vest in the employer's contribution over a three-year period after the first year of service. Costs charged to operations in 2014 related to this Plan were $205,857.

NOTE 7.   RELATED-PARTY TRANSACTIONS

The Company has a service agreement with SPP Mezzanine Partners II, LLC, a wholly-owned subsidiary of the Parent. The agreement provides for advisory fees to be paid to the Company monthly, as well as an advisory bonus to be calculated based on 5.35% of the affiliate's net profit before bonus. The agreement also provides for an additional fee equal to the amount of SPP Mezzanine Partners II, LLC's year-to-date revenues minus expenses, which includes the advisory fees and bonus. Advisory and other fees received in 2014 related to these agreements amounted to $404,441.

NOTE 8.   INCOME AND OTHER TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss. The Company's allocable share of the Parent's consolidated tax provision for the New York City unincorporated business tax is included in the statement of operations.

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

NOTE 8.   INCOME AND OTHER TAXES (CONTINUED)

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2011.

NOTE 9.   COMMITMENTS AND CONTINGENCIES

Operating leases
The Company conducts its operations from a facility that is leased under a non-cancelable operating lease expiring on April 15, 2019, for its office space in New York City. The future minimum rental payments required under this lease as of December 31, 2014, are summarized below:

Year ending December 31:	Amount
2015	$ 373,545
2016	373,545
2017	358,557
2018	401,275
2019	133,758
	$ 1,640,680

Deferred rent
The total amount of rent under the operating lease is reflected in operations on the straight-line method over the remaining term of the lease. The difference between rental expense recorded and the amount of rent actually paid is reflected in the statement of financial condition as "Deferred rent."

Employment agreements
The Company has entered into employment agreements with three key employees that expire on September 30, 2018. These agreements provide for (1) annual base salaries totaling $812,500, (2) compensation increases at the sole discretion of the members, provided, however, that no such increase shall be in an amount in excess of the cumulative change in the CPI(U) as published by the U.S. Department of Labor - Bureau of Labor Statistics, for New York State during the period since the base salary was last adjusted, (3) additional compensation to provide for incremental personal income taxes paid by the employees due to their status as members of the Company, and (4) annual bonuses, which include a base bonus, and additional bonus, all as defined in the employment agreements. The total amount of bonuses and accrued salary payable to members for the year ended December 31, 2014, was $847,381 which is reflected in "Accounts payable and accrued expenses" in the statement of financial condition as of December 31, 2014.

NOTE 9. **COMMITMENTS AND CONTINGENCIES (CONTINUED)**

Revolving credit facility

Until December 8, 2014, the Parent maintained a revolving credit facility that was used by the Parent to provide the Company with subordinated financing up to $1,671,503 at a rate equal to the prime rate plus 2% per annum. On December 8, 2014 the Parent Company, under an exchange and recapitalization transaction, terminated the revolving credit facility that was used to provide the Company with subordinated financing. Prior to termination of the facility on December 8, 2014, the Company had borrowed $200,000 under the facility and had utilized $373,545 to secure a letter of credit to serve as a security deposit under the facility lease described above. On December 8, 2014, the Company repaid the $200,000. The letter of credit remains outstanding and is secured by $392,264 of cash held in a bank account of the Parent.

Contingencies

From time to time, the Company may be party to litigation or regulatory proceedings arising in the ordinary course of operations. During 2014, the Company agreed to toll the statute of limitations in a matter related to a claim by an investor with respect to an investment banking transaction. After consultation with its legal counsel, the Company believes that this claim is without merit and that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial condition.

NOTE 10. **CONCENTRATION OF CREDIT RISK**

The Company maintains its cash accounts at three commercial banks. Amounts held in a single account may at times exceed the insurance limit established by the Federal Deposit Insurance Corporation.

NOTE 11. **REGULATORY NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (or 1500%). Net capital and aggregate indebtedness change from day to day. As of December 31, 2014, the Company had net capital of $825,941, which exceeded the Company's net capital requirement of $151,477 by $674,464. The Company's percentage of aggregate indebtedness to net capital was 275 % at December 31, 2014.